UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42795

DarkIris Inc.

(Registrant’s Name)

6/F, Cheong Sun Tower

No. 118 Wing Lok Street

Sheung Wan, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Amendments to Memorandum

As approved by its shareholders at the extraordinary general meeting of shareholders on October 6, 2026 and later approved by its board of directors on October 8, 2026, DarkIris Inc. (the “Company”) filed its fifth amended and restated memorandum and articles of association (the “Fifth Amended and Restated M&A”) with the Cayman Islands Registrar of Companies on October 26, 2026. A copy of the Fifth Amended and Restated is filed as Exhibit 3.1 to this Current Report on Form 6-K.

EXHIBIT INDEX

The following exhibits are being filed herewith:

Exhibit No.	Description
3.1	Fifth Amended and Restated Memorandum and Articles of Association of DarkIris Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DarkIris Inc.

By:	/s/ Hong Zhifang
Name:	Hong Zhifang
Title:	Chief Executive Officer

Date: November 3, 2026